UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

CODORUS VALLEY BANCORP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $2.50 PER SHARE
(Title of Class of Securities)
192-025-10-4
(CUSIP Number)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	192-025-10-4

1	NAMES OF REPORTING PERSONS PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT SERVICES DIVISION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	COMMONWEALTH OF PENNSYLVANIA

	5	SOLE VOTING POWER

NUMBER OF		141,464

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		86,361

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		227,825

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	227,825

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.59%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK*
*BANK TRUST DEPARTMENT
Reporting Person

CUSIP No.	192-025-10-4

Filed by:	PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division

With:	Securities and Exchange Commission
Washington, D.C. 20549

Calendar Year:	2009
Covered

Item 1 (a)	Name of Issuer: Codorus Valley Bancorp, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:
105 Leader Heights Road
P. O. Box 2887
York, PA 17405-2887

Item 2 (a)	Name of Person Filing:
Stephen M. Altland, Vice President & Senior Trust Administrator Trust and Investment Services Division PeoplesBank, A Codorus Valley Company,

Item 2 (b)	Address of Principal Business Office or, if none, Residence:
105 Leader Heights Road
P. O. Box 2887
York, PA 17405-2887

Item 2 (c)	Citizenship:
Commonwealth of Pennsylvania

Item 2 (d)	Title of Class of Securities:
Common Stock, par value $2.50 per share

Item 2 (e)	Cusip Number:
192-025-10-4

Item 3:	If this statement is filed pursuant to Rule 13d-1 (b), or 13d-2 (b) (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☑	Bank as defined in Section 3 (a) (6) of the Act.

(c)	☐	Insurance Company as defined in Section 3 (a) (19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.

CUSIP No.	192-025-10-4

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan, or endowment fund in accordance with Section 240.13d-1 (b) (1) (ii) (F).

(g)	☐	Parent holding company or central person in accordance with Section 240.13d-1(b)(1) (ii) (G).

(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership (as of December 31, 2009):
(a)	Amount Beneficially owned: 227,825 shares of Common Stock, par value $2.50 per share.

(b)	Percent of Class: 5.59%

(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 141,464

(ii)	Shared power to vote or to direct the vote: 86,361

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 227,825

Item 5	Ownership of 5% or less of a Class:

Not Applicable

Item 6	Ownership of More than 5% on Behalf of Another Person:

227,825 shares of the Issuer that are “beneficially owned” by PeoplesBank, A Codorus Valley Company are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in its fiduciary capacity.

Item 7	Identification and Classification of the Subsidiary, which acquired the security being reported on by the parent holding company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	192-025-10-4
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/11/2010	/s/ Stephen M. Altland
Stephen M. Altland
Vice President & Senior Trust Administrator PeoplesBank, A Codorus Valley Company Trust and Investment Services Division 105 Leader Heights Road York, PA 17403

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